NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

No. 6 Hai Dian Zhong Street

Haidian District

Beijing 100080, People’s Republic of China

September 6, 2012

VIA EDGAR

Larry Spirgel, Assistant Director

Celeste M. Murphy, Legal Branch Chief

Kate Beukenkamp, Attorney-Advisor

Paul Fischer, Attorney-Advisor

Ivette Leon, Assistant Chief Accountant

Christine B. Adams, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	New Oriental Education & Technology Group Inc. (the “Company”) Form 20-F for the Fiscal Year Ended May 31, 2011 (the “2011 Form 20-F”) (File No. 001-32993)

Dear Mr. Spirgel, Ms. Murphy, Ms. Beukenkamp, Mr. Fischer, Ms. Leon and Ms. Adams,

This letter sets forth the Company’s responses to the comments contained in the letter dated August 28, 2012 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2011 Form 20-F. The Staff’s comments are repeated below and are followed by the Company’s responses thereto.

General

1.	It appears from your disclosure on page 14 of your Form 20-F and various response letters that your Variable Interest Entity (VIE) is acting as a sponsor of PRC schools under The Law for Promoting Private Education (2003) and The Implementation Rules for the Law for Promoting Private Education (2004), and that the schools are designated as non-enterprise entities, enjoying the enterprise tax exemption. You have stated that you own the vast majority of these schools. Please provide us with an analysis of the relevant PRC rules, regulations, and circulars that allow you to own these schools.

The Company respectfully advises the Staff that Beijing New Oriental Education & Technology (Group) Co., Ltd. (“New Oriental China” or the “VIE”), which is a VIE of the Company, is viewed as the owner of each of the schools for which the VIE is the “sponsor,” because a sponsor’s rights with respect to a private school under the PRC law are substantially equivalent to an ownership interest. The detailed analysis to support this position is set forth below:

Under Article 2 of the Law for Promoting Private Education and Article 2 of the Implementation Rules for Promoting Private Education, “private schools” are defined as schools for general educational purposes established by non-government entities or individuals using non-government funds. Under the Law for Promoting Private Education and the Implementation Rules for Promoting Private Education, entities and individuals that establish private schools are referred to as “sponsors.” As further explained below, the “sponsorship interest” that a sponsor holds in a private school is, for all practical purposes, substantially equivalent under PRC law and practice to the “equity interest” a shareholder holds in a company.

(i) The sponsor is required to fund the private school

As of May 31, 2012, which is the end of the Company’s fiscal year 2012, New Oriental China was the sponsor of 55 schools (each, a “New Oriental School”). Pursuant to Article 8 of the Implementation Rules for Promoting Private Education, a sponsor of a private school has the obligation to make capital contributions to the school in a timely manner. Pursuant to Article 5 of the Implementation Rules for Promoting Private Education, the contributed capital can be in the form of tangible or non-tangible assets such as materials in kind, land use rights or intellectual property rights. Pursuant to Article 35 of the Law for Promoting Private Education, the capital contributed by the sponsor becomes assets of the school and the school has independent legal person status.

(ii) The sponsor has right to exercise ultimate control over the private school

Pursuant to the Law for Promoting Private Education and the Implementation Rules for Promoting Private Education, the sponsor of a private school has the right to exercise ultimate control over the school, as explained in detail below.

(A) The sponsor has control over the private school’s constitutional documents

Pursuant to Article 14 of the Law for Promoting Private Education and Article 9 of the Implementation Rules for Promoting Private Education, the sponsor prepares the school’s initial articles of association. Under Article 14 of the Implementation Rules for Promoting Private Education, the sponsor may prepare and adopt the school’s articles of association to include provisions regarding the following matters:

(a)	appointment procedure for the board of directors of the school;

(b)	appointment of the legal representative of the school;

(c)	the school’s status as a school requesting reasonable returns (“RRR”) or a school not requesting reasonable returns (“NRRR”);

(d)	terms, conditions and procedures for the voluntary liquidation of the school; and

(e)	procedures for amending the articles of association of the school.

(B) The sponsor has right to elect and replace the private school’s decision making bodies and therefore controls the private school’s business and affairs

The sponsor of a private school has the ultimate control of the business and affairs of the school through its control over the school’s decision making bodies, i.e., the school’s board of directors and principal, as explained above and in more detail below.

Pursuant to Article 9 of the Implementation Rules for Promoting Private Education, a private school’s sponsor has the statutory right to appoint the initial board of directors of the school, subject only to the requirement under Article 20 of the Law for Promoting Private Education which provides that the board of a school should consist of the sponsor or its agent, the school principal and school employee representatives. Article 14 of the Implementation Rules for Promoting Private Education then gives the sponsor the power to determine the procedures governing subsequent changes to the board of directors of the school.

Pursuant to Article 14 of the Law for Promoting Private Education and Articles 20 and 21 of the Implementation Rules for Promoting Private Education, a private school’s board of directors is responsible for making major decisions that affect the school, including appointing and dismissing the school principal, and the school’s principal manages the school and reports to the school’s board of directors. By controlling a private school’s board of directors as discussed above, the sponsor possesses the ultimate control over decisions concerning the private school’s operation, which, pursuant to Article 21 of the Law for Promoting Private Education, include the following:

(a)	appointment and dismissal of the school principal;

(b)	formulation of rules and regulations of the school;

(c)	adoption of development plans and approval of annual work plans;

(d)	raising funds for school operations and adoption of budgets and final financial statements;

(e)	making decisions on the number and compensation of the employees; and

(f)	making decisions on the division, merger or termination of the school.

(iii) A private school’s ability to pay service fees to honor its contractual obligations is not restricted

As the Company previously disclosed, its wholly owned subsidiaries in China (the “WFOEs”) have entered into a series of service agreements with New Oriental Schools to enable the WFOEs to receive substantially all of the economic benefits of the New Oriental Schools. There were 182 service agreements for fiscal year 2011 ended May 31, 2011. The service fees under these service agreements are typically calculated as a percentage of the schools’ revenues and/or a variable based on new student enrollments. The Company expects that the total amount of anticipated fees to absorb a significant amount of variability and to be significant relative to the total amount of the schools’ anticipated economic performance. For the past six fiscal years ended May 31, 2011, the WFOEs collected $215.7 million of the $243.9 million in service fees charged (in fiscal years 2006 through 2011); the remainder was collected during fiscal year 2012.

The Company’s PRC counsel has advised the Company that these services fee arrangements are permissible under PRC law for the following reasons:

(a) The WFOEs have the legal right to make profits from providing services to schools. The WFOEs are duly established companies under PRC law. The services provided by the WFOEs to New Oriental Schools are within the WFOEs’ business scope approved by the applicable PRC governmental authorities. According to Article 5 of the PRC Company Law, a company’s interests and rights from legitimate business operations are duly protected by law. There are also no prohibitions and restrictions on the WFOEs from making profits by providing services to any entities, including New Oriental Schools.

(b) Private schools have the legal right to enter into service agreements, accept services and pay services fees according to the services agreements. Pursuant to Articles 35 and 43 of the Law for Promoting Private Education, a private school has property rights over the assets accumulated throughout the schools’ operation and other entities are encouraged to provide services to private schools. Accordingly, a private school may enter into services agreements with any other entities that provide services to the school and pay fees as required by the agreements.

(c) The distinction between RRR schools and NRRR schools does not change the conclusion that the services fee arrangements between New Oriental Schools and the WFOEs are permissible under PRC law. As the entities that charge services fees to New Oriental Schools are the WFOEs, not the sponsor (which is New Oriental China, the VIE), the restrictions imposed on a private school’s ability to distribute “reasonable returns” to its sponsor does not apply to service fees charged by the WFOEs. Under PRC tax regulations, service fees received by the WFOEs are subject to business tax and the WFOEs are also subject to enterprise income tax for their taxable income determined under PRC accounting rules.

Although New Oriental Schools have retained earnings, the Company has the power to determine the amount of service fees charged to the schools because the terms and conditions of all of the service agreements are centrally determined and adjusted as appropriate by the Company’s Group Financial Department, as disclosed in the memo (the “VIE Analysis Memo”) attached as Annex 1 to the Company’s response letter to the Staff dated July 31, 2012. The Company and its President’s Office Committee (the “POC”) have the power to hire and remove school executives and effectively control the major economic activities of each school as further described in paragraph 60 of the VIE Analysis Memo. If the Company determines that it is necessary to transfer the retained earnings of New Oriental Schools to the Company in the future, the Company could do so in the form of incremental service fees under the service agreements between the WFOEs and New Oriental Schools.

There is no PRC law providing that the assets of a private school become state-owned property upon its liquidation. Before the Law for Promoting Private Education took effect in 2003, the Regulations on Schools Run by Different Sectors of Society had provided that upon liquidation, the residual assets of a private school after the original investment had been returned to the sponsor would be used by the relevant PRC government for the development of private education. However, this is no longer the case, as Article 68 of the Law for Promoting Private Education expressly abolished the Regulations on Schools Run by Different Sectors of Society. As confirmed with the Company’s PRC counsel, the Company understands that since the Law for Promoting Private Education became effective on September 1, 2003, there has been no case in China where a private school became state property or was otherwise appropriated by a government authority upon liquidation. Therefore, the Company believes that the VIE, as sponsor of the New Oriental Schools, has the right to receive the residual assets of the New Oriental Schools.

Based on the foregoing, the Company respectfully advises the Staff that New Oriental China is the owner of New Oriental Schools.

2.	To the extent the VIE services schools in China but does not own them, please tell us the basis for the VIE fully reflecting the schools on its balance sheets and income statements. Include in your response a discussion of what you as sponsors own (as opposed to the schools), and how the schools’ assets, revenues and costs relate to those you report in your consolidated financial statements.

Please refer to the Company’s response to comment No. 1 above. New Oriental China is viewed as the owner of a total of 55 schools as of May 31, 2012, all of which were consolidated in the Company’s consolidated financial statements.

Apart from the 55 New Oriental Schools, the Company started a small pilot program beginning in fiscal year 2010 under which it permits third parties in certain small cities to offer its “Pop Kids” English program and its “New Oriental Star” kindergarten program under a brand cooperation model. Currently, a WFOE has entered into 21 brand name cooperation agreements. All of the brand name cooperation facilities are located in cities where there is no New Oriental School. The Company does not consolidate the balance sheets and income statements of these brand cooperation facilities. Rather, the Company records the license and training fees paid to the Company by these brand cooperation facilities in its revenues in accordance with U.S. GAAP. For the fiscal years ended May 31, 2010 and 2011, the Company recognized revenues in an aggregate amount of US$35,000 and US$249,000, respectively, from license and training fees received from the brand cooperation facilities, representing 0.009% and 0.045%, respectively, of the Company’s total revenues for the same periods.

3.	We note your reference at Item 17, Annex I-4 to your receipt of service fees from these schools through service agreements which you operate through your sponsorship of the schools, committing the schools to service agreements with your wholly foreign-owned entities (WFOEs). It appears that you are able to do this because you are allowed, through your sponsorship of the schools, to appoint board members who direct the schools’ expenditures. Please provide us with an analysis of the relevant PRC rules, regulations, and circulars that allow you to profit from the operation of a private school, through the receipt of service fees or otherwise.

Please refer to the Company’s response to comment No. 1 above, especially the analysis under part (iii) thereof.

4.	We note your response to comment 2 from our letter dated June 29, 2012 and your statement that you “adopted the VIE structure due to the restrictions on, or conditions for, direct foreign ownership of the education business in China.” Please reconcile this statement with the fact that your language training and test preparation businesses appear to be permitted for foreign investment.

The Company respectfully advises the Staff that it has adopted the VIE structure for its language training and test preparation businesses primarily as a result of “the conditions for” direct foreign ownership of the education business in China, as described in more detail below.

Pursuant to Articles 2 and 61 of the Regulations on Operating Chinese-Foreign Schools promulgated by the State Council and Articles 2, 3, 33, 48 and 49 of the Implementing Rules for the Regulations on Operating Chinese-Foreign Schools, a foreign entity that invests in schools must be an educational institution with relevant experience in providing education outside of China. None of the Company’s offshore holding companies outside of mainland China is an educational institution that provides educational services outside of China. As a result, none of the Company’s offshore holding companies meet the condition for directly owning schools in China, including schools that offer language training and test preparation educational services.

The Law for Promoting Private Education provides that “educational activities,” which are required to be conducted through schools or educational institutions, are to be regulated by the Ministry of Education, whereas “for-profit training activities,” which may be conducted through for-profit companies, are to be regulated by the Administration of Industry and Commerce in accordance with “separate regulations to be issued by the State Council.” To date, the State Council has not promulgated any regulations with respect to “for-profit training activities.” In July 2010, the PRC Ministry of Education issued the National Guidance on Mid- to Long-term Education Reform and Development, which encourages relevant PRC governmental authorities to adopt regulations to clearly define “for-profit training activities” to be conducted by for-profit entities and “non-profit training or educational activities” to be conducted by schools. However, to date, the Administration of Industry and Commerce and the Ministry of Education have not issued any rules or regulations to resolve this legal ambiguity.

Due to the lack of the clear regulatory guidance on “for-profit training activities,” local government authorities in China have adopted different practices in granting licenses and permits for entities providing private educational services. It is extremely difficult for any company to obtain approval from the local Administration of Industry and Commerce to include “for-profit training” in its business license. This imposes significant challenges for companies with national operations to adopt a direct-ownership structure.

The Company is aware that certain other U.S. listed public companies operating education businesses in China previously used, or currently use, wholly-owned subsidiaries rather than a VIE structure to operate part of their educational business in certain Chinese cities. However, one U.S. listed public company that previously used the direct-ownership structure actually switched to the VIE structure in 2009 and 2010 “to address the uncertainties in [its] business expansion to build a national tutoring service network and to minimize regulatory risks relating to restrictions on foreign ownership and investment in business areas [it] may expand into in the future,” according to this company’s public filings with the SEC.

For all of the above reasons, the Company believes that the statement—it “has adopted the VIE structure due to the restrictions on, or conditions for, direct foreign ownership of the education business in China”—is correct.

5.	We note your response to comment 8 from our letter dated June 29, 2012 and your statement that “the cash flow generated by the VIE has been sufficient to support its operations.” You state that you have never provided any financial support to the VIE and that if financial support to the VIE became necessary in the future, you may provide financial support to the VIE by loans from the WFOE or company as you describe. Please tell us in what ways SAFE Circular 142 and Circular 45 would prohibit, restrict, or otherwise affect this process. We note your discussion in response to comment 7 from our letter dated June 29, 2012.

The Company respectfully advises the Staff that under Circular 142 and Circular 45, a foreign invested enterprise can only use Renminbi converted from foreign currency denominated capital for purposes within the business scope on its business license as approved by PRC governmental authorities. Hence a foreign invested enterprise cannot use such converted Renminbi for equity investments or extension of loans in the PRC unless its business license has specifically included equity investments or extension of loans within its business scope. In addition, Circular 142 and Circular 45 restrict the ability of foreign invested enterprise’ to invest in other companies by using Renminbi converted from foreign currency denominated capital.

As a result, although the Company may finance the WFOEs through shareholder loans or capital contributions after obtaining approval from the applicable PRC governmental authorities, such capital can only be used for approved business purposes specified in the business licenses of the WFOEs. The WFOEs are allowed to use Renminbi converted from foreign currency denominated capital to extend entrustment loans to New Oriental China, or to the nominee shareholder of New Oriental China for capital injection purposes only after the WFOEs obtain approval to expand their respective business licenses to include equity investments in their business scope. This limitation could adversely affect the Company’s ability to provide financial support to New Oriental China when needed.

Notwithstanding the foregoing, the WFOEs may use their retained earnings (as opposed to Renminbi converted from foreign currency denominated capital) to provide financial support to New Oriental China, or the nominee shareholder of New Oriental China for capital injection purposes, through entrustment loans. PRC law does not restrict the WFOEs’ ability to use their retained earnings to provide financial support to New Oriental China.

6.	Please describe to us the mechanism by which the VIE assets are secured on behalf of the WFOEs and any resulting risks related to your ability to control those assets.

The Company respectfully advises the Staff that it has designed and implemented various control mechanisms to control and safeguard company assets, including assets of the VIE. A summary of the Company’s practices and procedures is set forth below:

(i) Management-level control mechanism

The Company implements a management-level control mechanism to prevent unauthorized use of company property (including property of the VIE) and mitigate potential misuse risks. The management-level control mechanism is primarily effected through the following two processes:

•

Business performance review: The financial department reviews each material subsidiary’s and the VIE’s performance versus corresponding budgets, forecasts, and prior period performance on a periodic basis. If any material discrepancies in the VIE’s operations are identified by the Company, investigations will be conducted promptly.

•

Internal audit function: Internal controls are regularly monitored through the Company’s internal audit function and Sarbanes-Oxley Act Section 404 management testing. Management of the Company is responsible for identifying any operational deficiencies of the VIE and the internal audit department is involved in remediating any deficiencies identified.

(ii) Process-level control mechanism

Major transactions relating to the use or disposal of the VIE assets, including cash transfers, are subject to the approval procedures in the Company’s Policy on Approval Authority Matrix, which was attached to the VIE Analysis Memo. The level of approval required for a transaction is based on the monetary value of the transaction.

The Company supplementally advises the Staff that it has not entered into agreements to secure the VIE assets as collateral for the VIE’s responsibilities under the contractual arrangements. However, as the previous shareholders of the VIE pledged all of their equity interests in the VIE to a WFOE pursuant to Clause 7.2 of the equity pledge agreement amended on May 25, 2006 and the current shareholder of the VIE has pledged all of its equity interests in the VIE to the WFOEs pursuant to Clause 9 of the equity pledge agreements dated April 23, 2012, the Company can exercise its rights under the equity pledge agreements through the WFOEs, including selling all equity interests in the VIE. Such a sale of all of the equity interests in the VIE has substantially the same effect as selling all of the VIE’s assets. Moreover, the Company can effectively prevent any unauthorized voluntary liquidation initiated by the VIE shareholder as the Company may exercise its Direct Transfer Option (as defined in the VIE Analysis Memo) in accordance with the option agreement with the VIE shareholder in the event that the VIE shareholder attempts to voluntarily liquidate the VIE without obtaining prior consent from the Company.

In addition, a VIE shareholder does not have the right to issue dividends to itself or otherwise distribute the retained earnings or other assets of the VIE without the Company’s consent pursuant to the equity pledge agreement signed by the VIE shareholder and the PRC Property Law. According to Article 213 of the PRC Property Law, “the pledgee shall have the right to collect the fruits accrued from the pledged property, unless otherwise stipulated in the contract.” As none of the equity pledge agreements stipulates “otherwise,” the WFOEs, as the pledgees, are entitled to all of the dividends or other capital distributions from the VIE, if the VIE declares dividends or makes other capital distributions.

The Company acknowledges that the lack of priority pledges and liens against the VIE’s assets as a contractual and property right matter has remote risks. If the VIE undergoes an involuntary liquidation proceeding, third-party creditors may claim rights to some or all of its assets and the Company may not have priority against such third-party creditors. Nevertheless, in the event of liquidation of the VIE, the Company may take part in the liquidation procedures as a general creditor pursuant to Article 82 of the PRC Enterprise Bankruptcy Law and recover any outstanding liabilities owed by the VIE to the WFOEs under the service agreements. To ameliorate the risks of an involuntary liquidation proceeding initiated by a third-party creditor, the POC and the Company’s finance department closely monitor the operations and finances of the VIE through carefully designed budgetary and internal controls to ensure that the VIE is well capitalized and is highly unlikely to trigger any third party monetary claims in excess of its assets and cash resources. Furthermore, the Company has the ability, if necessary, to inject capital into the VIE as described in the response to comment No. 5 herein to prevent such an involuntary liquidation.

7.	We note your responses to comments 11 and 18 from our letter dated June 29, 2012. Please provide us with an analysis of the language of the clause at issue under PRC Contract law. As part of your response, address the level of specificity necessary to establish such a contract.

(a) With respect to comment No. 11 in the June 29, 2012 letter from the Staff regarding the power of attorney, the analysis of the clause in question is set forth below.

Pursuant to Article 62 of the PRC General Principles of Civil Law, any PRC person may perform its civil legal acts through a power of attorney. A power of attorney may be concluded in writing according to Article 65 of the PRC General Principles of Civil Law. As to the formation of a power of attorney, the PRC Contract Law does not set forth special requirements in terms of specificity. Pursuant to Article 1 of Interpretation II of the Supreme People’s Court of Several Issues concerning the Application of the PRC Contract Law (“Interpretation II”), promulgated on April 24, 2009, “where there is any dispute over whether a contract has been formed between the parties, if the people’s court is able to determine the names of the parties, subject matter and quantity, it shall determine the contract as having been formed, unless it is otherwise provided for by laws or agreed on by the parties.”

The power of attorney at issue explicitly provides for the parties, the subject matter and the quantity: (i) as for parties, the principal is Beijing Century Friendship Education Investment Co., Ltd, the shareholder of the VIE, and the agent is the named WFOEs1; (ii) the subject matter is the principal’s authorization to the agent to act as its proxy to exercise the shareholder’s rights associated with the VIE’s voting shares; and (iii) the quantity is the percentage of the VIE’s voting shares with which the shareholder’s rights are associated. The fact that the power of attorney does not specifically list the shareholder rights that the agent can exercise does not affect the formation of the power of attorney. Rather, a power of attorney with such general terms actually falls under the general authorization provided by Article 397 of the PRC Contract Law where the principal generally authorizes the agent to handle all related affairs. Without specific limitation, the scope of authorization in the power of attorney covers all the shareholder’s rights to which the principal, which is the VIE’s shareholder, is entitled.

[1]	Note that the words “principal” and “agent” as used herein are terms used in PRC law; these terms are not meant to imply or convey the meanings contained within U.S. GAAP.

From the U.S. GAAP perspective, as mentioned in the VIE Analysis Memo, the Company is the primary beneficiary, as defined by ASC 810-10-25-38A, of New Oriental China. This is distinguished from the “principal-agent relationship” pursuant to the power of attorney from the PRC law perspective. The power of attorney was merely entered into to give the Company an additional mechanism to enforce its decisions with regards to the activities of the VIE that most significantly impact its economic performance. Accordingly, entering into the power of attorney was not considered a reconsideration event (as defined by ASC 810-10-35-4) nor would it result in the Company changing its conclusion that it is the primary beneficiary, as defined by ASC 810-10-25-38A, prior to entering into the power of attorney.

Furthermore, as the Company respectfully advised the Staff in its responses to comment No. 11 of the June 29, 2012 comment letter from the Staff, the power of attorney is not invalid because it does not bear any factors under Articles 47, 48, 51, 52 and 54 of the PRC Contract Law, which would affect a contract’s validity.

(b) With regard to comment No. 18 in the June 29, 2012 comment letter from the Staff regarding the Option Agreement dated April 23, 2012 among the parties thereto (the “Option Agreement”), the analysis of the clause in question is as follows:

Because the Option Agreement does not fall under any of the special types of contracts specified in the PRC Contract Law, it is subject to the general provisions thereof. As the Article 1 of the Interpretation II applies to all the contracts governed by the PRC Contract Law, it applies to the Option Agreement as well. The Option Agreement explicitly provides for the parties, the subject matter and the quantity thereunder, and thus meets the specificity requirement of Interpretation II. The preamble to the Option Agreement indicates that the parties to this agreement include the VIE shareholder, the VIE itself, and Shanghai Smart Words, which is a WFOE. Clause 1.1 of the Option Agreement provides for the subject matter and the quantity, namely, Shanghai Smart Words has the right to require the VIE’s shareholder to transfer 100% of the equity interests in the VIE that it holds, whether in whole or in part, and whether to Shanghai Smart Words or to a third party designated by Shanghai Smart Words, as requested by Shanghai Smart Words, where (A) Shanghai Smart Words can legally own all or part of the equity interests of the VIE under the PRC laws and administrative regulations; or (B) other circumstances deemed as appropriate or necessary by Shanghai Smart Words. The Company respectfully advises the Staff that it believes, as also advised by its PRC counsel, that the language of this Clause provides sufficient specificity for its enforceability for the reasons stated below.

As the language in other sub-provisions of this Clause 1.1 is straightforward and self-explanatory, the analysis will focus on the level of specificity of the provision “other circumstances deemed as appropriate or necessary by [Shanghai Smart Words].” Pursuant to Article 125 of the PRC Contract Law, “if any disputes arise between the parties over the understanding of any clause of the contract, the true meaning thereof shall be determined according to the words and sentences used in the contract, the relevant provisions in the contract, the purpose of the contract, the transaction practices and the principle of good faith.” Although the clause in issue is a catch-all clause, it covers all the circumstances deemed as appropriate or necessary by Shanghai Smart Words without any qualifier, such as “reasonably.”

In addition, under Clause 1.3 of the Option Agreement, Shanghai Smart Words may “designate any third party to acquire” the VIE’s interests in whole or in part, and the VIE shareholder shall not refuse and shall transfer the VIE’s equity interests to such third party.

Hence, the Option Agreement grants Shanghai Smart Words the flexibility to the greatest extent to determine when to request the transfer of the equity interests of the VIE at its sole discretion; in other words, Shanghai Smart Words may request the transfer at any time it desires. This is in line with the ultimate purpose of the Option Agreement that the Company has control over the VIE via its WFOE. Since any decision on exercising the rights under the Option Agreement should be made by the Company’s board of directors after the board is fully informed and gives thorough consideration to all the relevant factors in a specific case, the Company does not think it is necessary to articulate any specific circumstances that would trigger the Direct Transfer Option provided in the Option Agreement.

For all the above reasons, the Company has been advised by its PRC counsel that the Option Agreement meets the specificity requirement of the Interpretation II, and is duly formed.

Regarding the validity of the Option Agreement, the Company refers to its response to comment No. 18 in the June 29, 2012 comment letter from the Staff, wherein the Company explained that the Option Agreement is not invalid because it does not involve any factors under Articles 47, 48, 51, 52 and 54 of the PRC Contract Law, which would affect a contract’s validity.

Annex I – The VIE Analysis Memo

Contractual Arrangements

8.	We note in Item 23, Annex I-4 that PRC law would require a PRC appraiser to determine the exercise price upon exercise of the Direct Acquisition Option. Please explain why PRC law requires this, how the appraiser would determine the exercise price and whether that price is meant to represent fair value of the VIE.

The Company respectfully advises the Staff that the requirement that a PRC appraiser be engaged to determine the transfer price in transactions involving a foreign investor acquiring assets in China is set forth in the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors (“Circular 10”).

Article 14 of Circular 10 provides that:

Parties to a mergers and acquisition transaction [of domestic companies by foreign investors] shall determine the transaction price based on the appraisal results of the value of the equity interests to be transfer or the assets to be sold. Parties to a mergers and acquisition transaction may agree to engage an appraisal firm that is lawfully established in accordance with the PRC law to conduct such value assessment. Established international valuation methodology shall be followed in such value assessment process. It is prohibited to divert any capital abroad in any disguised form by transferring any equity interests or selling assets at a price which is materially lower than the assessment result.

As to the Staff’s questions on “how the appraiser would determine the exercise price,” Article 14 of Circular 10 provides that that the appraiser must follow “established international valuation methodology” in such value assessment process. The series of China appraisal standards, which were issued by the PRC Ministry of Finance and the China Appraisal Association, also provided guidance that a PRC appraisal firm must follow.

As to the Staff’s questions on “whether that price is meant to represent fair value of the VIE,” the Company believes that the transfer price should represent the fair value of the equity interest in the VIE, not the fair value of the VIE. Article 14 of Circular 10 distinguishes an equity interest transfer transaction from an asset transfer transaction. If the Company exercises the Direct Acquisition Option (as defined in the VIE Analysis Memo), the Company would acquire the equity interest in the VIE, not the assets of the VIE. Therefore, the fair value of the “equity interests” in the VIE should form the basis of the transfer price, rather than the fair value of the VIE’s assets. According to the Option Agreement, the exercise price should be the “lowest price allowed under the PRC law.”

The Company respectfully reminds the Staff that, as specified in the VIE Analysis Memo, the Company’s ability to exercise effective control over New Oriental China is not based on its ability to exercise the Direct Acquisition Option, but rather, on its ability to exercise the Direct Transfer Option to have a PRC person or entity designated by the Company acquire the equity interest in the VIE, for which an exercise price of nil is permissible under PRC law and which does not require an appraisal by a PRC appraiser or a substantive form of governmental or regulatory review.

9.	Please explain to us why you entered into the equity pledge agreements when you state you have kick-out rights through the Direct Transfer Option. In addition, please explain situations in which you would invoke your rights under the equity pledge agreement as opposed to your rights under the Direct Transfer Option. Last, describe to us in greater detail the process of the public auction of the VIE’s equity.

The Company respectfully advises the Staff that the equity pledge agreements provide the following three key legal benefits to the Company that are separate from the Option Agreement and the Company will invoke its rights under the equity pledge agreements to realize any or all of these benefits whenever necessary:

(i)	The equity pledge agreements prevent the VIE shareholder from declaring dividends or making other capital distribution out of the VIE. According to Article 213 of the PRC Property Law, the pledgee shall have the right to collect “the fruits accrued from the pledged property,” unless otherwise stipulated in the contract. Dividends and other form of capital distributions are “fruits” of equity interest. This is also reflected in Article 104 of the Judicial Interpretation of the Supreme People’s Court on Some Issues Regarding the Application of PRC Guarantee Law, which provides, as a default rule, any dividends of a pledged equity shall also be deemed as part of the pledge. Accordingly, once the VIE shareholder pledges its equity interests in the VIE to the WFOEs, it will not be entitled to dividends or other capital distribution by the VIE, and the WFOEs, because the pledgees are entitled to collect dividends or other capital distributions out of the VIE if the VIE declares dividends or make other capital distributions. Please see also the Company’s response to Staff’s comment No. 19 below.

(ii)	Pursuant to Articles 63 and 81 of the PRC Guarantee Law, where a debtor pledges a property to secure a debt and fails to pay off the debt, the creditor has the right, according to the procedures provided thereunder, to acquire the pledged property based on its monetary value, or auction or sell off the pledged property to have the debt paid off preferentially with the proceeds. Therefore, the equity pledge agreements grant the Company with the right to acquire or sell the equity interests in the VIE as set forth above.

(iii)	According to Article 226 PRC Property Law, “after a pledge is set, the pledged … equity interests shall not be transferred unless otherwise agreed by the pledgor and the pledgee…” Therefore, with the equity pledge agreements between the VIE shareholder and the WFOEs, the VIE shareholder cannot transfer its equity interests in the VIE without the Company’s consent.

As the Company had explained in detail in its response to comment No. 13 included in the Company’s response letter to the Staff dated July 31, 2012, the Company’s preferred approach is to exercise its Direct Transfer Option under the Option Agreement when necessary, rather than going through the public auction process. Nevertheless, in response to the Staff’s comment, the Company describes in detail the process of the public auction of the VIE’s equity:

(i)	The seller and the auction agency will enter into an agreement with regard to authorization of the auction. (Article 42 of the PRC Auction Law.) The seller has the right to determine a reserve price, which will be provided for in the agreement. (Articles 28 and 44 of the PRC Auction Law)

(ii)	The auction agency will make public announcement via newspapers or other press releases no later than seven days before the auction. Subsequently, the auction agency will make available the relevant information and terms and conditions of the auction at least for two days before the action day. (Articles 45, 47 and 48 of the PRC Auction Law)

(iii)	On the auction day, after the auctioneer announces the rules and procedures for the auction and clarifies whether there is a reserve price for the auction, the bidding will commence. (Articles 49 and 50 of the PRC Auction Law)

(iv)	Once the highest bidding price is confirmed by the auctioneer in public manners during the public auction, the auction will be concluded. (Article 51 of the PRC Auction Law)

(v)	If a reserve price has been provided and the highest price offered by the bidder is lower than seller’s reserve price, the auction will be suspended and no bidding will be deemed as successful. (Article 50 of the PRC Auction Law)

(vi)	After the auction is concluded, the seller, the winning bidder and the agency will execute a written confirmation. (Article 52 of the PRC Auction Law)

(vii)	Where formalities such as the change of certificates and registration of the ownership transfer of the property rights are required under relevant PRC laws, the agency, the seller and the winning bidder shall make relevant registrations with the authorities after the auction has been concluded. (Article 55 of the PRC Auction Law)

Consolidation Analysis under ASC 810-10-25-38A

10.	In the consolidation analysis provided in Annex 1, you state that you have the power to direct the activities that most significantly impact the VIE’s economic performance because you have a substantive kick-out right pursuant to your ability to exercise the Direct Transfer Option. Please explain the process by which New Oriental Education & Technology Group Inc. (the “Company”) would exercise the Direct Transfer Option, including who within the Company has authority to make this decision. In this respect, please explain whether this decision would be made by the Board of Directors of the Company based on the Corporate Governance Guidelines or other governance documents such as the Articles of Association. Explain the process by which the Board is required to approve and resolve such decisions.

The Company respectfully advises the Staff that the Option Agreement was entered into by the Company through one of its WFOEs and the VIE’s shareholder, and thus through its WFOE, the Company has the contractual right to exercise the Direct Transfer Option. Article 86 of the Company’s currently effective memorandum and articles of association (the “Articles of Association”) provides that “the business of the Company shall be managed by the Directors.” In the event the Company believes it is necessary to exercise the Direct Transfer Option, this proposed exercise will be considered as a material activity of the Company because the Company would not need to exercise the Direct Transfer Option had the VIE’s shareholder voluntarily cooperated in transferring its interest in the VIE to another designee of the Company at the Company’s request. As a matter of practice and in compliance with the Articles of Association and the Companies Law of the Cayman Islands, material activities of the Company are subject to approval by the board of directors of the Company. Thus, the decision to exercise the Direct Transfer Option will be made by the Company’s board, pursuant to a majority of votes of the members of the board (the “Board Resolution”).2 The Company’s board is currently comprised of three independent directors and three executive directors. Accordingly, a Board Resolution requires the affirmative vote of at least four out of the six votes of the members of the board.

Furthermore, any director may at any time summon a meeting of the Company’s board to vote on matters that are to be decided by the board pursuant to Article 96 of the Articles of Association.

[2]	When the Company requested the ten former shareholders of New Oriental China to transfer all of their equity interests in New Oriental China to Century Friendship, the management informed and consulted with the Board but did not ask the Board to adopt formal resolutions to approve this change, because that equity interest transfer was made through the voluntary cooperation of the ten former shareholders and did not involve an exercise of the Direct Transfer Option.

11.	We note in Item 6.C. on page 68 of your most recent Form 20-F that you have three independent directors and three directors who are also executive officers and that you have elected to follow your home country practice with respect to your board of directors. Please address the following with respect to your board of directors:

a)	Clarify for us what the practices of your home country are with respect to your board of directors; and

b)	Explain to us the process by which directors are removed, nominated and elected.

The Company respectfully advises the Staff that the referenced home country practice is that a Cayman Islands company is not required to have a majority of independent directors on its board of directors under the laws of the Cayman Islands, as confirmed by the Company’s Cayman Islands counsel, Conyers Dill & Pearman. Pursuant to the exception granted to foreign private issuers under Section 303A.00 of the NYSE Listed Company Manual, the Company has elected to follow this home country practice with respect to its board of directors.

(i) The process by which directors are nominated and elected

The nominating and corporate governance committee of the board of directors of the Company is responsible for “selecting and recommending to the Board nominees for election by the shareholders or appointment by the Board” according to the Company’s Nominating and Corporate Governance Committee Charter. At an appropriate time prior to each annual meeting of shareholders at which directors are to be elected or reelected, the nominating and corporate governance committee recommends to the board for nomination by the board such candidates that the committee, in the exercise of its business judgment, has found to be well qualified, willing and able to serve on the board. The Company’s nominating and corporate governance committee consists of three independent directors.

According to the Company’s Articles of Association, the Company may elect any person to be a director either to fill a casual vacancy on the board or as an addition to the existing board through approval by a majority of the shareholders present at a duly constituted shareholder meeting (a “Shareholder Ordinary Resolution”). (Article 77(D) of the Company’s Articles of Association)

The directors also have the power, by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting from time to time and at any time to appoint any person as a director to fill a casual vacancy on the board or as an addition to the existing board. (Article 77(E) of the Company’s Articles of Association)

Each director shall hold office until the expiration of his term and until his successor shall have been elected and qualified. (Article 77(B) of the Company’s Articles of Association)

(ii) The process by which directors are removed

A director may be removed from office by a Shareholder Ordinary Resolution at any time before the expiration of his term notwithstanding anything in the Company’s Articles of Association or in any agreement between the Company and such director (but without prejudice to any claim for damages under such agreement). (Article 78 of the Company’s Articles of Association)

In addition, Article 95 of the Company’s Articles of Association provides that, the office of director shall be vacated, if the director:

(a) becomes bankrupt or makes any arrangement or composition with his creditors;

(b) is found to be or becomes of unsound mind;

(c) resigns his office by notice in writing to the Company;

(d) without special leave of absence from the Board, is absent from meetings of the Board for six consecutive months and the Board resolves that his office be vacated; or

(e) if he or she shall be removed from office pursuant to the Company’s articles of association or the company law at Cayman Islands.

12.	Please tell us whether the directors who are also executive officers have the power to cast the majority of votes at meetings of the board of directors.

The Company respectfully advises the Staff that the directors who are also executive officers do not have the power to cast the majority of votes at meetings of the board. The Company currently has three independent directors and three directors who are also executive officers. Article 96 of the Company’s Articles of Association expressly provides that “[i]n case of an equality of votes the chairman shall not have a second or casting vote.” As a result, the directors who are also executive officers only have the power to cast three votes out of a total of six votes.

13.	Please tell us the nature of all matters that were voted on by shareholders during the past three fiscal years and subsequent period, how many shares were voted during each of those votes, and what percentage of those shares were beneficially owned by Mr. Yu.

The Company has held an annual general meeting each year during the past three fiscal years; resolutions were submitted for the votes of shareholders only at the meeting in 2009, while the remaining general meetings were all “informative” annual general meetings wherein no proposals were submitted for shareholders’ approval.

At the Company’s 2009 annual general meeting, the shareholders present at the meeting voted on two ordinary resolutions: (i) the appointment of John Zhuang Yang as an independent director of the Company; and (ii) ‘a proposed amendment to the Company’s 2006 Share Incentive Plan. A total of 99,285,592 common shares were voted at the meeting, including 68,285,592 common shares represented by American depositary shares and 31,000,000 common shares beneficially owned by Mr. Yu, which represented approximately 31.2% of the total voted shares.

14.	Explain how you have evaluated Mr. Yu’s beneficial ownership in the Company and his position as the Chairman of the Board and Chief Executive Officer of the Company when determining that the kick-out right is substantive and that you will be able exercise the kick-out right. Explain how you determined that Mr. Yu’s ownership and position in the Company is not a barrier associated with replacing Mr. Yu as the shareholder of the VIE.

The Company respectfully advises the Staff that the right to exercise the Direct Transfer Option accrues to the Company contractually. Please refer to response to comment No. 10 for the process by which the Company would exercise the Direct Transfer Option.

As a board member, Mr. Yu has one vote; Mr. Yu’s voting right as to the matters to be decided by the Company’s board is the same as other directors and his consent is not required in order for a Board Resolution to pass. As advised by the Company’s Cayman Islands counsel, each director of the Company owes fiduciary duties to the Company. The Company advises the Staff that:

(i)	Mr. Yu’s consent is not required for appointment and removal of members of the Company’s board, whether through a Board Resolution or a Shareholder Ordinary Resolution.

(ii)	At no point since the Company’s IPO in 2006 has Mr. Yu owned a majority of the total outstanding voting securities of the Company and as of August 31, 2012, 2011 and 2010, Mr. Yu was deemed to be the beneficial owner of 18.0%, 17.1% and 18.5%, respectively, of the Company’s total outstanding shares while no single shareholder owning a majority of the Company.

(iii)	The two executive directors, other than Mr. Yu, both possess an economic interest in the Company via shares that they own, their individual beneficial ownership of the Company being less than one percent.

(iv)	Prior to joining the Company as an employee or a director, none of the other directors had a business, professional or familial relationship with Mr. Yu.

(v)	None of the other directors would be considered de facto agents or related parties of Mr. Yu as defined in ASC 810-10-25-43.

(vi)	The two executive directors (other than Mr. Yu) did not and do not hold any equity interest in New Oriental China.

(vii)	Pursuant to Mr. Yu’s employment agreement with the Company, Mr. Yu is obligated to devote all of his working time, attention and skills to the performance of his duties at the Company and to faithfully and diligently serve the Company in accordance with the employment agreement, the Articles of Association of the Company, and the guidelines, as well as policies and procedures of the Company approved from time to time by the board.

(viii)	Pursuant to Mr. Yu’s employment agreement with the Company, Mr. Yu may be removed from his position as the Chief Executive Officer with and without cause. Mr. Yu can be dismissed as the Company’s Chief Executive Officer if (not all-inclusive) (1) he is convicted or pleads guilty to a felony or to an act of fraud, misappropriation or embezzlement, (2) he has been negligent or acted dishonestly to the detriment of the Company, and (3) he has engaged in actions amounting to misconduct or failed to perform his duties and such failure continues after he is afforded a reasonable opportunity to cure such failure. In addition, the Company may terminate his employment without cause, at any time, upon one month written notice.

(ix)	If Mr. Yu were removed from his position as the Chief Executive Officer without cause, the Company is only required by Mr. Yu’s employment agreement to provide compensation to Mr. Yu “as expressly required by applicable law” in China, which severance would not be considered a “significant barrier” to the removal.

(x)	According to the Articles of Association, Mr. Yu may be removed from office as a director and the Chairman of the board by a Shareholder Ordinary Resolution at any time, notwithstanding anything in the Articles of Association or in any agreement between the Company and Mr. Yu.

(xi)	Mr. Yu’s equity interest in the Company does not give him any rights for a continuing employment at the Company.

The Company respectfully advises the Staff that it has considered the factors as described above and has concluded that notwithstanding Mr. Yu’s beneficial ownership in the Company and his position as the Chairman and Chief Executive Officer of the Company, the kick-out right represented by the Direct Transfer Option is substantive and is fully exercisable by the Company without regard to any actions taken or not taken by Mr. Yu.

With respect to the occurrence of an event where Mr. Yu, in his capacity as the beneficial owner of Century Friendship and as the Company’s Chairman and Chief Executive Officer, acts to the detriment of the Company, which may include Century Friendship’s failure to perform any of its obligations under the contractual arrangements with the WFOEs, and considering the facts presented above, it will be the other directors’ fiduciary duty to the Company to exercise the Direct Transfer Option. Pursuant to Article 96 of the Articles of Association, any director can request a meeting of the Board to vote on matters that are to be decided by the board by at least two days’ prior notice in writing.

Furthermore, in addition to their fiduciary duty, the two executive directors other than Mr. Yu have a financial incentive to ensure that the Company exercises the Direct Transfer Option when and if warranted. This is due to the fact that each of the other executive directors possesses an economic interest in the Company via shares that they own, coupled with the fact that they do not hold any equity interest in New Oriental China. Moreover, these individuals do not have any relationship with Mr. Yu that would cause them to be considered de facto agents or related parties of Mr. Yu as defined in ASC 810-10-25-43.

If the Direct Transfer Option were to be exercised because Mr. Yu had acted to the detriment of the Company, not only will the Company exercise the Direct Transfer Option and assign another PRC individual or PRC entity to hold the equity ownership interest of New Oriental China, the Company can also dismiss Mr. Yu as the Chairman and Chief Executive Officer of the Company. The dismissal of Mr. Yu as the Chief Executive Office requires a Board Resolution and the dismissal of Mr. Yu as a director of the Company requires a Shareholder Ordinary Resolution, neither of which requires Mr. Yu’s vote or consent. As noted above, the dismissal of Mr. Yu as the Chief Executive Office would not result in any outsized severance package.

Because there is no business, professional or familial relationship between Mr. Yu and the other directors prior to them joining the Company as an employee and/or a director, and because there are no financial or operational barriers to the Company exercising its Direct Transfer Option, the Company has concluded that notwithstanding Mr. Yu’s beneficial ownership in the Company and his position as the Chairman and Chief Executive Officer of the Company, the Direct Transfer Option represents a substantive kick out right and none of the factors addressed in ASC 810-10-55-35 is present.

15.	To the extent that the Board of Directors of the Company has the authority to direct Mr. Yu to transfer the VIE shares he holds to another party, please describe the relationships between Mr. Yu and other board members. Tell us how you considered these relationships in your evaluation of whether the Direct Transfer Option represents a substantive kick out right.

Please refer to the Company’s response to comment No. 14 above.

16.	If the ability to exercise the Direct Transfer Option requires a majority vote of the Company’s Board of Directors, tell us how you assessed whether this right should be considered a right held by a single reporting entity, including its related parties and de facto agents.

The Company respectfully advises the Staff that despite the fact that the exercise of the Direct Transfer Option requires a Board Resolution, the Company believes that this right to exercise the Direct Transfer Option is considered held by a single reporting entity. In reaching this conclusion, the Company considered the fact that the WFOEs that have entered into contractual arrangements with New Oriental China are substantive operating businesses that have their own employees that develop the curricula and teaching software, possess intellectual property and provide services to New Oriental China in exchange for service fees. Furthermore, in considering the attributes of the Company, including its WFOEs that have entered into contractual arrangements with New Oriental China, the Company believes that it represents a voting interest entity. This is due to the fact that the Company:

(i)	has sufficient equity investment at risk as defined in ASC 810-10-15-14a;

(ii)	has holders of the Company’s equity investment at risk, that as a group, possess the three characteristics of a controlling financial interest as defined in ASC 810-10-15-14b, via: (1) shareholders’ voting rights and ability to appoint (remove) the Company’s board members, (2) shareholders’ obligation to absorb expected losses, and (3) shareholders’ right to receive the residual returns of the Company; and

(iii)	does not possess the condition in ASC 810-10-15-14c as each of the Company’s investors has voting rights that are proportionate to their obligation to absorb the Company’s expected losses and there are no investors on behalf of whom substantially all of the Company’s activities are conducted.

The Company has determined that:

(i)	The provisions of the Direct Transfer Option provide the Company (as opposed to any shareholders of the Company, or even the Company’s board) with the right to exercise the Direct Transfer Option.

(ii)	Exercise of the Direct Transfer Option would require approval by the Company’s board, as it is deemed a material event of the Company. That approval does not mean that a particular right is held by the Company’s board as opposed to the Company. In other words, board approval does not shift attribution of a particular right from the Company to the Company’s board.

(iii)	The Company’s board approval requires only a Board Resolution and does not depend upon the cooperation of Mr. Yu.

(iv)	The Company itself is a voting interest entity, in part due to the governance provisions of the Company that provide its shareholders with voting rights (including rights to vote on the appointment (removal) of members of the Company’s board).

The Company therefore concludes that the Direct Transfer Option should be considered a right held by a single reporting entity.

The Company recognizes that at the time of the adoption of ASC 810 as amended by ASU 2009-17, the Staff expressed its concern that some had asserted that a non-substantive shell company that possessed the “unilateral” ability to remove a decision maker could overcome the presumption that the decision maker was the primary beneficiary of a variable interest entity, even if the shell company then had its own board of directors that would be empowered to exercise such right via a majority vote. That fact pattern seems to be dealing with a potential abuse, which is that a kick-out right requiring the approval of multiple parties could be made to appear to be a right held by one party through the introduction of a non-substantive shell company. The Company believes that there is a substantive difference between a shell company being established and provided with a “unilateral” kick out right as a structuring mechanism to avoid consolidation, versus a substantive operating company that is provided with a unilateral kick out right to protect its economic interests, and consistent with typical corporate governance provision, the Company’s board rather than management has the authority to take the action.

17.	You state in your response that the power of attorney agreement is revocable by the VIE’s shareholder and certain of your service agreements permit the VIE (or school) to terminate the agreement and/or require mutual consent for renewal. Please explain why such rights would be afforded to the VIE and the shareholder of the VIE if the intention of the arrangements is to control and receive the economics of the VIE. In addition, explain why you structured the arrangements to provide control through kick-out rights instead of rights that more directly provide you with power over the VIE shareholder.

The Company respectfully advises the Staff that its VIE structure was initially established in 2005 in connection with a private placement of preferred shares to a third-party private equity investor and the VIE contractual arrangements were entered into in 2005 and amended in 2006 before the Company’s IPO. The VIE structure and contractual arrangements were not the focus of investor or regulatory scrutiny in 2006. The Company and its advisers designed the VIE structure such that the Company controlled the hiring, compensation, promotion and removal of the VIE management and board and dictated the strategy, budgets and operational goals of the New Oriental Schools as more fully described in the VIE Analysis Memo. Thus, the Company viewed the service agreements with the New Oriental Schools and the Power of Attorney as internal documents that the Company could prepare on its own, because there was no negotiation whatsoever involved before these documents were signed. Since the establishment of the VIE structure in 2005, the management and operations of the VIE have always been fully controlled by the Company and integrated into the Company’s hierarchical organizational structure for purposes of operating and financial control as well as corporate governance.

In light of the Staff’s inquires, the Company is evaluating whether to make additional changes to the VIE agreements to further strengthen the Company’s corporate structure. The Company believes that it would be in its best interests to request the VIE shareholder to sign an irrevocable power of attorney, but the Company is reluctant to take this step if this action would adversely affect the Staff’s view on the Company’s historical accounting treatment of the VIE. The VIE’s shareholder has informed the Company repeatedly that it is willing to sign an irrevocable power of attorney at any time.

18.	In your July 11, 2012 press release you state, “[t]he Company believes that New Oriental China’s equity interests should only be held by the shareholders whose interests are more closely aligned with those of the Company.” If the Company’s right to direct the VIE shareholder to transfer his shares is substantive and effectively serves to transfer power from the VIE shareholder to the Company, tell us why you believe consideration of whether the VIE shareholder’s interest are closely aligned with the Company is important. Please explain why the interests of the VIE shareholder is relevant, if holding the VIE shares does not convey actual power to the VIE shareholder.

The Company believes that it is very important for the VIE shareholders’ interests to be closely aligned with those of the Company, as a VIE shareholder whose interests are aligned with those of the Company is more likely to duly perform its or his obligations under the contractual arrangements with the Company without the need for the Company to resort to legal remedies to enforce its contractual rights. In the case of Mr. Yu, who is the Company’s founder, Chairman and Chief Executive Officer, the Company believes that Mr. Yu’s interests are aligned with those of the Company, given the significant beneficial ownership Mr. Yu has in the Company and his ongoing directorship and employment with the Company. Also, under Cayman Islands law, as a director of the Company, Mr. Yu has a fiduciary duty to act honestly, in good faith and with a view to the Company’s best interests. Mr. Yu’s duty as a director also requires him to exercise such care and diligence that a reasonably prudent person would exercise in comparable circumstances. Moreover, pursuant to Mr. Yu’s employment agreement with the Company, Mr. Yu is obligated to devote all of his working time, attention and skills to the performance of his duties at the Company and shall faithfully and diligently serve the Company in accordance with the employment agreement, the Articles of Association of the Company, and the guidelines, policies and procedures of the Company approved from time to time by the board.

If a VIE shareholder’s interests are not aligned with those of the Company, the Company believes the risks of the VIE shareholder’s breach or non-performance of the VIE agreements are more likely . The other ten former nominee shareholders of New Oriental China before the equity transfer included former employees of the Company who have ceased to have any meaningful shareholding in the Company. Some of them have become private equity investors and may directly invest in businesses that compete with the Company without breaching any duties to the Company, as they do not have fiduciary duties to the Company and are not subject to contractual non-competition restrictions imposed by the Company. The Company’s contact with most of these former nominee shareholders has been limited and infrequent. Should a VIE shareholder fail to perform its or his obligations under the contractual arrangements, the Company would have to rely on legal remedies under PRC law to enforce its rights and could incur significant costs and time. A VIE shareholder whose rights are not aligned with the Company may be tempted to withhold performance of his or its legal obligations, even where the shareholder has no bona fide legal grounds for withholding performance, in hopes that the Company would elect to “settle” with the shareholder rather than incur the significant costs and time of enforcing the Company’s legal rights.

19.	Your response to subpart d of comment number 23 from our letter dated June 29, 2012 states that the VIE has a significant amount of undistributed retained earnings. Please tell us whether Century Friendship, the sole equity holder of the VIE, has the right to issue dividends to itself or otherwise distribute the retained earnings or other assets of the VIE. If not, explain the specific PRC laws or contractual provisions that would prevent Century Friendship from such distribution.

The Company respectfully advises the Staff that Century Friendship, the sole equity holder of the VIE, does not have the right to issue dividends to itself or otherwise distribute the retained earnings or other assets of the VIE. Pursuant to the PRC Property Law, the equity pledge agreements that Century Friendship has signed prevents Century Friendship from causing the VIE to declare dividends or making other capital distribution. According to Article 213 of the PRC Property Law, “the pledgee shall have the right to collect the fruits accrued from the pledged property, unless otherwise stipulated in the contract.” As the Company’s equity pledge agreements do not stipulate “otherwise,” the WFOEs, as the pledgees, are entitled to the dividends or other capital distributions out of the VIE, if the VIE declares dividends or makes other capital distributions. In addition, according to Article 104 of the Judicial Interpretation of the Supreme People’s Court on Some Issues Regarding the Application of PRC Guarantee Law (2000), as a default rule, any dividends of a pledged equity are deemed to be covered by the pledge. Therefore, the sole equity holder of the VIE does not have the right to issue dividends to itself or otherwise distribute the retained earnings or other assets of the VIE without the Company’s consent.

The Company supplementally advises the Staff that although New Oriental Schools have a significant amount of retained earnings, the Company has the power to determine the amount of service fees the schools should pay to the WFOEs because the terms and conditions of all service agreements are centrally determined and adjusted as appropriate by the Company’s Group Financial Department, as previously explained in the VIE Analysis Memo. As a result, when the Company determines that it is necessary to transfer the retained earnings to the Company in the future, the Company will do so in the form of incremental service fees pursuant to its service agreements with New Oriental Schools.

*  *  *

If you have any additional questions or comments regarding the 2011 Form 20-F, please contact the undersigned at +86 186 000 31388 or +852 9543 5566 or the Company’s U.S. counsel, Z. Julie Gao and Brian Breheny of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740-4850 and (202) 371-7180, respectively.

Thank you.

Very truly yours,

/S/ LOUIS HSIEH
Louis Hsieh
President and Chief Financial Officer

cc:	Michael Minhong Yu, New Oriental Education & Technology Group Inc.
Z. Julie Gao, Esq., Brian Breheny, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Eric Phipps, Mark Lian
Deloitte Touche Tohmatsu CPA Ltd.

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